Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

	Pro Forma	Years Ended June 30,
	Year Ended June 30, 2003	2003	2002	2001	2000		1999
Interest component of rents	$1,762,057	$1,339,877	$1,406,834	$999,900	$766,590		$1,233,210
Amortization of deferred financing costs	1,725,000	1,725,000	1,744,000	3,499,000	3,770,000		3,641,000
Other financing costs	3,551,000	3,551,000	7,252,000	8,796,000	3,170,000		1,318,000
Interest expense	26,457,000	14,419,000	11,837,000	15,215,000	25,121,000		23,575,000
Fixed charges	33,495,057	21,034,877	22,239,834	28,509,900	32,827,590		29,767,210
Earnings before income taxes	29,643,000	27,162,000	14,023,000	18,004,000	(57,104,000)		3,394,000
Earnings before fixed charges	$63,138,057	$48,196,877	$36,262,834	$46,513,900	$(24,276,410)		$(33,161,210)
Ratio of earnings to fixed charges	1.9x	2.3x	1.6x	1.6x	(0.7x	)	1.1x